Exhibit (a)(5)(H)
NOT FOR IMMEDIATE RELEASE
For Inverness:
Media Contacts:
Matt Benson 415-618-8750
Maggie Pisacane 212-687-8080
Sard Verbinnen & Co
Investor Relations Contact:
Doug Guarino 781-647-3900
INVERNESS ANNOUNCES
SUCCESSFUL COMPLETION OF TENDER OFFER FOR BIOSITE
WALTHAM, Mass., June 26, 2007 — Inverness Medical Innovations Inc. (AMEX: IMA) today announced the successful completion of its tender offer for the outstanding shares of Biosite Incorporated (NASDAQ: BSTE), the initial tender period for which expired at midnight, New York City time, on Monday, June 25, 2007. 15,759,794 shares representing approximately 87.6% of Biosite’s outstanding common stock were tendered and not withdrawn prior to the expiration of the initial tender offer period, including 2,045,999 shares representing approximately 11.4% of Biosite’s outstanding common stock which were tendered by notice of guaranteed delivery. The tendered shares, together with the 750,000 shares that Inverness currently owns represent approximately 91.7% of Biosite common stock. All shares that were validly tendered and not withdrawn have been accepted for purchase.
Inverness will provide a subsequent offering period which will expire at midnight, New York City time on Thursday, June 28, 2007(the end of the day on Thursday), unless further extended. During this subsequent offering period, Biosite stockholders who did not previously tender their shares into the offer may do so and will promptly receive the same $92.50 per share cash consideration paid during the initial offering period. The guaranteed delivery procedures may not be used during the subsequent offering period and shares tendered during the subsequent offering period may not be withdrawn.
After expiration of the subsequent offering period, Inverness expects to complete the acquisition of Biosite through a short-form merger under Delaware law in which shares of Biosite common stock not purchased in the tender offer will be converted into the right to receive $92.50 per share in cash, without interest. Pursuant to the merger, Biosite will become a wholly owned subsidiary of Inverness and shares of Biosite’s common stock will cease to be traded on the Nasdaq Global Select Market.

In order to facilitate its purchase of Biosite shares, Inverness accepted for purchase $150.0 million of its 8.75% Senior Subordinated Notes due 2012 (the “Notes”) pursuant to its previously announced cash tender offer and consent solicitation (the “Bond Tender”). Inverness anticipates that it will purchase the Notes today for a purchase price of approximately $164.1 million, which includes accrued interest.
Inverness financed the Biosite tender offer, and expects to finance the short-form merger, with cash and the proceeds from a $1.05 billion first lien loan facility, consisting of a $900 million term loan and a $150 million revolving credit line, and a $200 million second lien term loan, both of which were consummated on June 26, 2007. The loan facilities were syndicated by General Electric Capital Corporation and UBS Securities LLC.
Advisors:
UBS Investment Bank is acting as financial advisor to Inverness as well as serving as dealer manager for the Biosite tender offer and the Bond Tender. Covington Associates is acting as financial advisor to Inverness and Goldman, Sachs & Co. is acting as financial advisor to Biosite. Goodwin Procter LLP is serving as legal counsel to Inverness in the Biosite and Bond Tenders, Foley Hoag LLP is acting as counsel to Inverness in its credit facilities and Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP are serving as legal counsel to Biosite.
About Inverness:
Inverness Medical Innovations, Inc. is a leading developer of advanced diagnostic devices and is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of professional diagnostic and consumer-oriented applications including immuno-diagnostics with a focus on women’s health, cardiology and infectious disease. The Company’s new product development efforts, as well as its position as a leading supplier of consumer pregnancy and fertility/ovulation tests and rapid point-of-care diagnostics, are supported by the strength of its intellectual property portfolio. Inverness is headquartered in Waltham, Massachusetts.
For additional information on Inverness Medical Innovations, Inc., please visit our website at www.invernessmedical.com.
Additional Information About the Proposed Transaction and Where to Find It:
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Biosite. Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Inverness and its acquisition subsidiary have filed tender offer materials with the U.S. Securities and Exchange Commission (SEC), and Biosite has filed a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related

Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Inverness by mailing requests for such materials to: Investor Relations Department, 51 Sawyer Road, Suite 200, Waltham, MA 02453 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite Incorporated, 9975 Summers Ridge Road, San Diego, California 92121. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Inverness file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Inverness at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Inverness’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.